Exhibit 99.1

Bragg’s Wild Streak Gaming Strengthens Game Development Collaboration with IGT

Four exclusive land-based slot titles to be developed for leading gaming technology supplier

Toronto, May 12 , 2022 - Wild Streak Gaming (“Wild Streak”), a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), has expanded its collaboration with International Game Technology (“IGT”) with an agreement to develop four exclusive land-based slot titles for the leading gaming technology supplier.

The agreement is an extension of a successful relationship between the two parties, with the most recent extension for four titles occurring in August of 2021. Wild Streak has produced multiple strong slot titles for IGT including Wolf Run Gold along with the latest solid performers Queenie and Dreamy Genie.

The next Wild Streak developed title to be released by IGT in Q2 2022 is Greek/Lucky Lightning, a unique game with two variations depending on how many credits are played on each spin.

Las Vegas-based content creation studio Wild Streak Gaming was acquired by Bragg Gaming Group in June last year and offers a popular portfolio of casino games that are offered by land-based, online and social casino operators in global markets including in North America and Europe.

Doug Fallon, Managing Director of Group Content at Bragg Gaming Group and Founder of Wild Streak, said: “We have enjoyed a productive and long-standing collaboration with IGT and are delighted to expand our relationship with them for the development of an additional four titles for their land-based slot operations.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly-owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

Or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games